February 23, 2010

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Mutual Funds
(File Nos. 033-56094; 811-07428)
ING Mayflower Trust
(File Nos. 033-67852; 811-7978)

Dear Mr. Thompson:

This letter responds to comments provided to Kim Springer and Jay Stamper on February 17, 2010, for Post-Effective Amendment No.138 to the Registration Statement on Form N-1A for ING Mutual Funds and Post-Effective Amendment No. 72 to the Registration Statement on Form N-1A for ING Mayflower Trust (“Registrants”). In addition, attached is the requested Tandy Letter (Attachment A).

Summary Prospectus – Heading

1.	Comment: Remove the class name and ticker symbols. This is only required on the cover of the Statutory Prospectus.

Response: The Registrant has removed the class name and ticker symbols from the summary section of the statutory prospectus.

Summary Prospectus – Item 3 – Fees and Expenses of the Fund

2.

Comment:        The Staff requested that the narrative be moved so that it precedes the heading “Shareholder Fees paid directly from your investment.” In addition, the Staff requested that the 2nd and 4th sentences be removed as the disclosure is neither required nor permitted in the Summary Prospectus.

Response: The Registrant has moved the narrative as requested. In addition, the Registrant will delete the fourth sentence and will make the second sentence a footnote to the table in the instances in which the Fund has experienced changes that materially affect the information disclosed in the table and Form N-1A, Item 3, Instructions 3(d)(ii) and 6(a) would require such disclosure (i.e., a new fund with operating history of 6 months or less).

3.	Comment: The Staff requested that changes be made to two line items in the Annual Fund Operating Expenses portion of the table. The line item that currently reads “Total Fund Operating Expenses” should be amended to read “Total Annual Fund Operating Expenses” and the line item that currently reads “Net Fund Operating Expenses” should be amended to read “Total Annual Fund Operating Expenses After Waivers, Reimbursements, and Recoupments.”

Response: The Registrant has revised the line items as requested.

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

4.	Comment: The Staff requested that the following footnotes be deleted as they are neither required nor permitted in the Summary Prospectus:

Footnote 1 – “New or additional investments in Class B shares of the Fund are no longer permitted with certain exceptions.”);

Footnote 2 – “The Fund’s pro rata share of expenses charged by mutual funds in which the Fund invests” and

Footnote 3 – “Less than 0.01%, included in Other Expenses.”

Response: The Registrant has removed the identified footnotes.

5.	Comment: The Staff asked that footnote 4 be revised to make it clear that the expense limitation agreement or waiver agreement is effective for at least one year from the date of the registration statement.

Response: The Registrant has made the requested disclosure clarification.

Summary Prospectus – Item 3 – Fees and Expenses of the Fund – ING Emerging Countries Fund Only

6.	Comment: The Staff asked if all three expense limit/waiver agreements named in the footnote are reflected in the Table. If not, the Staff has requested that reference to that/those agreements be removed from the footnote.

Response: The Registrant appreciates the comment, but does not believe that Item 3 is intended to prevent the Registrant from explaining expense limits/waiver agreements that were in effect at the beginning of the current fiscal year but that were not yet activated. The Registrant believes that the current disclosure is in compliance with Instruction 3(e) to Item 3.

Summary Prospectus – Item 3 – Expense Example

7.

Comment:        The Staff requested that the 4th sentence of the narrative be revised to read “The Examples also assume that your investment had a 5% return each year and that the Fund’s operating expenses remain the same.” In addition, the Staff requested that the 5th sentence be deleted. The disclosure requested to be deleted is neither required nor permitted.

Response:        The Registrant has made the requested revision to the 4th sentence but feels that the disclosure in the 5th sentence is important so that shareholders understand that if expense limitation agreements and fee waivers had not been in effect, the performance of the Fund would have been less favorable and the Fund’s expenses would have been higher.

8.	Comment: The Staff requested that the current table be divided into two tables as contemplated by the Item 3. The first table should show the expense numbers with the assumption that the shareholders redeems and the second table should show the expense numbers with the assumption that the shareholder does not redeem.

Response: The Registrant appreciates the comment, but believes that Item 3 and Instruction 4 to Item 3 are intended to give the Registrant guidance with regard to the required disclosure, not the format of such disclosure.

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

Summary Prospectus – Item 4 – Principal Investment Strategies – ING Asia Pacific Real Estate Fund, ING Emerging Countries Fund, ING European Real Estate Fund, ING Greater China Fund, and ING Russia Fund

9.	Comment: The Staff requested clarification of how the definition of what is considered to be a company from a specific country or region, specifically “(i) that is organized under the laws of, or with principal offices in, the…. region” exposes a Fund to the economic risks of that region.

Response: The Registrant believes the criteria referenced above and contained in each Fund’s principal investment strategies, which defines a certain country or geographic region’s companies is consistent with the SEC’s proposed Section 35d-1(a)(3) regarding “Names Indicating an Emphasis on Certain Countries or Geographic Regions” outlined in footnote 24 of the Investment Company Act release number 24828. While the proposed rule was not adopted, the SEC acknowledged that specific criteria enumerated in proposed Section 35d-1(a)(3) could be too restrictive because there could be additional criteria that would expose an investment company to the economic fortunes and risks of the geographic region indicated by the fund’s name. However, the Registrant believes the factors contained in the Fund’s Prospectus adequately identifies criteria that would expose the Fund to the economic risk of the named country or region.

Summary Prospectus – Item 4 – Principal Investment Strategies – ING Global Bond Fund, ING Global Equity Dividend Fund, ING Global Natural Resources Fund, ING Global Real Estate Fund, ING Global Value Choice Fund,

10.	Comment: The Staff requested that the Registrant disclose that a significant amount of the Fund’s assets will be invested outside of the United States.

Response: The Registrant believes the disclosure indicating the Funds will invest in a “number of different countries” is consistent with the guidance provided by the U.S. Securities and Exchange Commission (“SEC”) in footnote 42 of the Investment Company Act release number 24828.

Summary Prospectus – Item 4 – Risks – ING Asia Pacific Real Estate Fund, ING European Real Estate Fund, ING Global Real Estate Fund and ING International Real Estate Fund

11.	Comment: The Staff requested that the risk entitled “Real Estate Investment Trusts” be clarified to include real estate securities.

Response: The Registrant has made the requested revision.

Summary Prospectus – Item 4 – Performance

12.

Comment:        The Staff requested that the Registrant revise the narrative to conform to Item 4. In particular, the Staff requested that the 2nd, 4th, 5th, 6th, 9th, 10th and 11th sentences be deleted as they are neither required nor permitted.

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

Response:        The Registrant has deleted the 2nd sentence. The Registrant believes that the 4th sentence contains disclosure that is necessary for the shareholders to understand that the index returns do not reflect the taxes, fees and expenses to which the fund is subject; therefore, the disclosure contained in the 4th sentence has been moved to a footnote to the table. The Registrant believes that the 5th and 6th sentences are necessary to inform shareholders that Fund’s performance would have been less favorable if fee waivers and expense limitations had not been applied. The Registrant believes that the 7th, 8th and 9 th sentences are necessary in order for the Registrant to rely on no-action relief when using one class of shares for the example in a multi-class prospectus. The Registrant has deleted the 10th and 11th sentences.

Summary Prospectus – Item 5 – Management – ING International Value Fund Only

13.	Comment: The Staff commented that there are five portfolio managers and two research analysts named in the portfolio manager section. The Staff requested that we confirm that the research analysts act as portfolio managers and reminded the Registrant that if the Fund is managed in a team approach, only the top five members must be named.

Response: The Registrant has been informed by the Sub-Adviser that the research analysts do assist in making day-to-day investment decisions for the fund and therefore, should stay in the Summary Prospectus.

Summary Prospectus – Item 5 – Management – ING Diversified International Fund Only

14.	Comment: The Staff requested that we remove the footnote to the portfolio manager section as they take the position that members of an allocation committee that is responsible for the day-to-day management of the fund are considered portfolio managers.

Response: The Registrant will remove the footnote as requested.

Summary Prospectus – Item 6 – Purchase and Sale of Fund Shares

15.	Comment: The Staff requested that the footnotes to the table be deleted as they are neither required nor permitted.

Response: The Registrant has deleted footnote 1. The Registrant believes that the information in footnote 2 is important to shareholders and has moved it to the narrative following the table.

Summary Prospectus – Item 7 – Tax Information

16.

Comment:        The Staff requested that the 2nd sentence be deleted as it is neither required nor permitted. In addition, the Staff requested that the Registrant add disclosure indicating that distributions under tax-advantaged plans could be or are subject to taxes at another time.

Response: The Registrant has removed the second sentence and will revise the 1st sentence to track Item 7 more closely.

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

Summary Prospectus – Item 8 – Payments to Financial Intermediaries

17.	Comment: The Staff requested that this narrative be amended to read exactly as the shown in the form.

Response: The Registrant has revised the disclosure to track the disclosure in Item 8 exactly.

Statutory Prospectus – Item 9 – Additional Information About Principal Investment Strategies

18.	Comment: The Staff asked the Registrant to respond in writing why the information in Item 9 (b) is not included.

Response: The Registrant believes that it is not the intent of Item 9(b) to require Item 3 information to be repeated in Item 9 and that there is no additional disclosure with regard to the funds’ principal investment strategies.

Statutory Prospectus – Item 9 – Additional Information About Risks

19.	Comment: The Staff requested that we replace the word “sector” with the word “industry” for the concentration risk as it applies to ING Natural Resources Fund and ING Real Estate Fund as these two Funds’ fundamental investment restrictions reflect industry and not sector.

Response: The Registrant will make the requested change.

Statutory Prospectus – Item 10 – Management – ING Diversified International Fund Only

20.	Comment: The Staff requested that the Registrant discuss in the response letter the legal status of the consultant and how the consultant is not an investment adviser.

Response: The Consultant to ING Diversified International Fund provides research and does not make investment decisions or provide investment advice. In addition, the consultant is supervised by the Fund’s Adviser.

The Staff had no comments regarding the Statement of Additional Information.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Senior Counsel
ING U.S. Legal Services

Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Jeffrey S. Puretz, Esq.
Dechert LLP

Attachment A

February 23, 2010

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Mutual Funds
(File Nos. 033-56094; 811-07428)
ING Mayflower Trust
(File Nos. 033-67852; 811-7978)

Dear Mr. Thompson:

ING Mutual Funds and ING Mayflower Trust (the “Registrants”) are responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrants recognize that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrants will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr. Chief Counsel ING U.S. Legal Services

Attachments

cc:	Jeffrey S. Puretz, Esq.
Dechert LLP